Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
June 16, 2006
SENT VIA EDGAR AND HAND DELIVERY
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	NNN Apartment REIT, Inc. File No. 333-130945 Advertising and Sales Materials
Dear Ms. Garnett:
     We are special counsel to NNN Apartment REIT, Inc. (the “Issuer”) in connection with the clearance of the proposed advertising and sales materials that the Issuer intends to use to promote its public offering. This letter sets forth the responses of the Issuer to the comments by the staff (the “Staff”) of the Securities and Exchange Commission, in your letter dated June 6, 2006, regarding the marketing brochure that was provided supplementally to the Staff on May 11, 2006. For your convenience, we have set forth each of your comments followed by the relevant response. In addition, we have enclosed with this letter the revised marketing brochure as well as other sales material not previously provided to the Staff.
Sales Materials
4. Comment: We note the supplemental sales materials provided in your May 11, 2006 letter. Please revise the sixth and eighth bullet points on the first page of the sales brochure to be consistent with the summary risk factors described in the prospectus.
     Response: The Issuer has revised the sixth and eighth bullet points on the first page of the marketing brochure in response to the Staff’s comment.
5. Comment: We note your statement on page 2 that NNN Apartment REIT will provide diversity within an investor’s portfolio and within the REIT itself will be a diverse collection of Class A apartment properties located throughout the United States. Please clarify that this is your investment objective rather than a certainty.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Ms. Karen J. Garnett
June 16, 2006

     Response: The Issuer has revised the statement on page 2 of the marketing brochure in response to the Staff’s comment.
6. Comment: We note your statement under the photograph on page 3 that the photographs of apartment buildings contained in the brochure are for illustration only and that you do not own and will not purchase these buildings. As you do not currently own the properties pictured, please remove the photographs from the brochure.
     Response: The Issuer respectfully requests that the Staff reconsider its position with regard to the Issuer’s use of photographs in its marketing brochure. The Issuer believes that investors would be greatly disadvantaged if the Issuer’s marketing materials could not display images of “Class A” apartment buildings that are representative of the types of properties that it intends to acquire, because it could not fully educate prospective investors that do not otherwise have the real estate expertise about the types of buildings that constitute Class A apartment properties. The Issuer, however, recognizes the Staff’s concern that the placement of images of buildings in the Issuer’s marketing materials that are not actually owned by the Issuer may lead investors to believe that the depicted properties are owned by the Issuer and that, therefore, the Issuer is not a blind pool.
     The Issuer believes that the revised marketing brochure contains images of generic, representative examples of Class A apartment buildings but also prevents possible investor confusion concerning the Issuer’s blind pool status. First, the revised brochure contains fewer images of properties than the previously-submitted brochure. Second, the images are of Class A apartment buildings and are representative of the types of properties that the Issuer intends to acquire. Third, the images shown are fairly generic and merely provide a visual example of the type of architecture and landscaping used at many Class A apartment buildings. This presentation of the images simply allows prospective investors to gain a better understanding of the generic structures, architectural detail and landscaping of representative Class A apartment buildings, while preventing prospective investors from identifying any specific property. Fourth, the following legend will be placed in a prominent text box in close proximity to the images:
“As of the date of the prospectus, NNN Apartment REIT does not own any properties. The photograph [above/below] is provided solely for illustration purposes; NNN Apartment REIT does not own and will not acquire this property.”
The Issuer believes that the enhanced disclosure in the legend and its prominent placement in the revised brochure make it clear to the reader that the images are not of properties owned by the Issuer and that the images are provided exclusively for illustration purposes. Finally, the Issuer believes that the risk factors presented on the first page of the revised marketing brochure are sufficient to fully inform an investor about the significant risks involved with making an investment in the Issuer. Significantly, the first risk factor presented fully informs prospective investors that the Issuer is a blind pool that neither owns any properties nor has identified any properties for acquisition. In light of the foregoing, the Issuer believes that the revised brochure provides investors with images useful to an understanding of the Issuer’s intent to acquire Class A apartment buildings, while satisfying the Staff’s concern that investors have a clear understanding that the Issuer is a blind pool.

Ms. Karen J. Garnett
June 16, 2006

7. Comment: We note your statement on page 4 that real estate investments have demonstrated low pricing volatility over time while providing appealing investment returns compared to stocks and bonds. In addition, we note your statement at the bottom of the page that NNN Apartment REIT is a solid component to investment portfolios for people in any stage of life. Please provide the basis for these statements and balance them with a discussion of the risks associated with a non-listed REIT, including the lack of liquidity.
     Response: The Issuer has revised the disclosure on page 4 of the marketing brochure in response to the Staff’s comment.
     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Very truly yours,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

Enclosures

cc:	Ms. Jennifer Gowetski, Division of Corporation Finance Mr. Louis J. Rogers Mr. Kevin K. Hull Ms. Andrea R. Biller